GIRARD INVESTMENT SERVICES, LLC

Financial Statements and
Supplementary Information

Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934

December 31, 2021

(With Report of Independent Registered
Public Accounting Firm Thereon)

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Girard Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

41 West Broad Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darren Johnson	215-721-2549	johnsond@univest.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG
(Name – if individual, state last, first, and middle name)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Geibel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Girard Investment Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
PAMELA S. DONOVAN, Notary Public
Montgomery County
My Commission Expires August 19, 2023
Commission Number 1264124

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GIRARD INVESTMENT SERVICES, LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition, At December 31, 2021	2
Statement of Income, Year ended December 31, 2021	3
Statement of Cash Flows, Year ended December 31, 2021	4
Notes to Financial Statements	5
Supplementary Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, At December 31, 2021	11
Schedule II - Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, At December 31, 2021	12
Exemption Report, Year ended December 31, 2021	13
Report of Independent Registered Public Accounting Firm	14
Supplementary Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation	15
Schedule of Assessment and Payments General Assessment Reconciliation to the Securities Investor Protection Corporation, Year ended December 31, 2021	16

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Girard Investment Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Girard Investment Services, LLC (the Company) as of December 31, 2021, the related statements of income, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2008.

Philadelphia, Pennsylvania
February 24, 2022

GIRARD INVESTMENT SERVICES, LLC

Statement of Financial Condition

At December 31, 2021

Assets

Cash	$	4,980,860
Investments at fair value		1,365,059
Commissions receivable		234,869
Goodwill		4,253,778
Other assets		234,671
Total assets	$	11,069,237

Liabilities and Member's Equity

Liabilities:		
Accrued wages payable	$	262,266
Other accrued expenses		39,418
Net deferred tax liabilities		245,395
Total liabilities		547,079
Member's equity:		
Total member's equity		10,522,158
Total liabilities and member's equity	$	11,069,237

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Income

Year ended December 31, 2021

Revenue:		
Commission income	$	3,013,748
Dividend income		326
Total revenue		3,014,074
Expenses:		
Salaries		1,095,981
Commissions		602,116
Benefits		321,414
Management fees		168,074
Other		300,810
Total expenses		2,488,395
Income before income tax expense		525,679
Income tax expense		115,839
Net income	$	409,840

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	409,840
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,935
Deferred tax expense		39,670
Decrease in:		
Commissions receivable		3,605
Other assets		7,459
Increase in:		
Accrued wages payable		43,261
Other liabilities		1,482
Net cash provided by operating activities		515,252
Cash flows from investing activities:		
Purchases of investments		(327)
Capital expenditures		(6,463)
Net cash used in investing activities		(6,790)
Net increase in cash		508,462
Cash – beginning of year		4,472,398
Cash – end of year	$	4,980,860
Supplemental schedule of cash flow information:		
Cash paid during the year for income taxes	$	74,689

See accompanying notes to financial statements.

(1) Business Activity

Girard Investments Services, LLC (the Company) is a wholly owned subsidiary of Univest Bank and Trust Co. (the Bank), which is a wholly owned subsidiary of Univest Financial Corporation (the Holding Company). The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Company's activities include brokerage, investment advisory, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Actual results may differ from estimated amounts.

(b) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(c) Securities Transactions and Revenue Recognition

Revenue is recognized when the Company's performance obligations under the terms of contracts with customers are satisfied and are based on agreed upon rates. For fees paid up front, the Company believes that its performance obligation is the sale of the product and as such, is fulfilled on the trade date. Certain commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time which are factors outside the Company's influence. The constraint is overcome when the account value is known, usually monthly, at which point the revenue is recognized. The Company has no remaining performance obligations from contracts with customers as of December 31, 2021.

Revenues from securities transactions are recognized on the trade date based on the size and number of transactions executed at the customer's direction. The resulting receivables and payables are classified as amounts due to or from the clearing broker. Commission income and expense related to customers' securities transactions are recorded on a trade date basis as the event occurs and related performance obligations are completed. The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

(d) Investments at Fair Value

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

(e) Furniture and Equipment

All furniture and equipment is stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of three to ten years. At December 31, 2021, the cost of furniture and equipment was $60,620 with accumulated depreciation of $52,011, which are included net in other assets on the statement of financial condition. Depreciation expense was $9,935 for 2021, which is included in other expenses on the statement of income. Maintenance and minor repairs are expensed when incurred.

(f) Income Taxes

The Company is a single-member limited liability company (SMLLC) of the Bank and as such is treated as a disregarded entity for federal and state income tax purposes. Federal and state income taxes are calculated based on the SMLLCs activity that is included in the Bank's federal and state income tax returns. The Company settles up with the Bank for its share of the federal and state income tax liabilities in accordance with the tax sharing agreement in place with the Bank and Holding Company. At December 31, 2021, the Company had a receivable

of $70,777 from the Holding Company for income taxes which is included in other assets on the statement of financial condition.

(g) ***Goodwill***

The Company has goodwill which is deemed to be an indefinite intangible asset and is not amortized. In accordance with ASC Topic 350, goodwill is tested at least annually for impairment at a the reporting unit level. The Company performed its annual test of goodwill for impairment during the fourth quarter of 2021 and concluded there was no impairment of goodwill.

(h) ***Recent Accounting Pronouncements***

Accounting Pronouncements Adopted in 2021

In December 2019, the FASB issued ASU No. 2019-12, "*Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes."* The ASU adds new guidance to simplify accounting for income taxes, changes the accounting for certain income tax transactions and makes minor improvements to the codification. This ASU became effective on January 1, 2021 for the Company. The adoption of this ASU did not have a material impact on the Company's financial statements.

Accounting Pronouncements Yet to Be Adopted

In October 2021, the FASB issued ASU No. 2021-08, which which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. This ASU is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: recognition of an acquired contract liability, and payment terms and their effect on subsequent revenue recognized by the acquirer. This ASU is effective for fiscal years beginning after December 15, 2022 or January 1, 2023 for the Company. The Company does not expect the adoption of this ASU will have a material impact on the Company's financial statements..

(3) Income Taxes

The components of income tax expense for 2021 consisted of the following:

Federal:		
Current	$	72,506
Deferred		36,820
		109,326
State:		
Current		3,663
Deferred		2,850
		6,513
Income tax expense	$	115,839

At December 31, 2021, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the year it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2021.

At December 31, 2021, the consolidated federal income tax returns filed by the Holding Company for tax years 2018 through 2020 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2021 is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax liability at December 31, 2021, are as follows:

Goodwill	$	(270,335)
Other intangible assets		34,338
Other		(9,398)
Net deferred tax liabilities	$	(245,395)

The provision for income taxes differs from the expected statutory provision for the year ended December 31, 2021,

Expected provision at statutory rate	21.0 %
Difference resulting from:	
State income taxes, net of federal benefits	1.0
Effective tax rate	22.0 %

(4) Agreement with Clearing Broker

The Company has entered into an agreement with a clearing broker to execute securities transactions on behalf of its customers that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. Fees for clearing and other services were $35,083 for 2021 which is included in other expenses on the statement of income. A portion of revenue reported by the Company for 2021 resulted from this relationship. At December 31, 2021, the receivable from the clearing broker was $93,576 which is included in commissions receivable on the statement of financial condition.

A reserve account for proprietary assets of an introducing broker is required to be held by the clearing broker. At December 31, 2021, the reserve account had a balance of $100,002 which is included in other assets on the statement of financial condition.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2021, the Company did not incur any such expenses, and there was no such liability at December 31, 2021.

(5) Related Party Transactions

The Holding Company, the Bank, and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to the Bank for such services under service fee arrangements. The management fee expense was $168,074 for 2021. At December 31, 2021, the Company had a noninterest bearing deposit account with the Bank with a balance of $4,980,860. During the year ended December 31, 2021, salary expense of $107,739 was allocated to the Company for employees of the Bank and certain other affiliates who provide direct administrative services to the Company.

(6) Employee Benefits

All employees are covered by the 401(k) deferred salary savings plan of the Holding Company. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $55,749 for 2021 which is included in benefits expense on the statement of income.

(7) Member's Equity

Member's equity increased from $10,112,318 as of December 31, 2020 to $10,522,158 as of December 31, 2021 due to $409,840 in net income.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,146,934 which was $1,096,934 in excess of its required minimum net capital of $50,000. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was .47699 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

(9) Legal Proceedings

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of income. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings pending or known to be threatened or contemplated against the Company by government authorities.

(10) Commitments and Contingencies

The Company has no material commitments or contingencies.

(11) Subsequent Events

The Company has evaluated subsequent events for recognition and/or disclosure subsequent to period-end December 31, 2021 through February 24, 2022, which is the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

GIRARD INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

At December 31, 2021

Total member's equity	$	10,522,158
Deduct nonallowable assets:		
Goodwill		4,253,778
Other assets		5,094,145
Total nonallowable assets		9,347,923
Net capital before haircuts on security positions		1,174,235
Haircuts on security positions		27,301
Net capital		1,146,934
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital	$	1,096,934
Net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	1,092,226
Aggregate indebtedness	$	547,079
Ratio of aggregate indebtedness to net capital		.47699 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2021 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

GIRARD INVESTMENT SERVICES, LLC

Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

At December 31, 2021

As an introducing broker, the Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of Independent Registered Public Accounting Firm.

GIRARD INVESTMENT SERVICES, LLC

Exemption Report

Year ended December 31, 2021

Girard Investment Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1 to December 31, 2021, except as described below.

   (a) During May 2021, there was one (1) instance where the Company did not promptly transmit customer funds to the clearing broker-dealer by noon of the next business day following receipt from the customer in accordance with the exemption provisions.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Girard Investment Services, LLC

I, David Geibel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President, Girard Investment Services, LLC

February 24, 2022

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Girard Investment Services, LLC:

We have reviewed management's statements, included in the accompanying Girard Investment Services, LLC Exemption Report (the Exemption Report), in which Girard Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 201 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Philadelphia, Pennsylvania
February 24, 2022